                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                            FIELDWORKS, INCORPORATED
                            ------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                         (Title of Class of Securities)


                                 31659 P 10 3
                                --------------
                                (CUSIP Number)

                               Michael E. Johnson
                              Robert D.D. Forbes
                         Glenmount International, L.P.
                      19200 Von Karman Avenue, Suite 400
                         Irvine, California 92612-8512
                                 (949)475-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               FEBRUARY 22, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP No. 31659 P 10 3                              Page 2 of 12 Pages
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Industrial-Works Holding Co., LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,350,000  Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,350,000   Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            NONE

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,350,000   Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 32.8% (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP No. 31659 P 10 3                              Page 3 of 12 Pages
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount International, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,350,000  Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE     Shares

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           4,350,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            NONE      Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,350,000  Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 32.8% (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP No. 31659 P 10 3                              Page 4 of 12 Pages
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,350,000  Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE     Shares

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           4,350,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            NONE      Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,350,000  Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 32.8% (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP NO. 31659 P 10 3                              Page 5 of 12 Pages
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount Investment, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,350,000  Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE     Shares

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           4,350,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            NONE      Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,350,000  Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 32.8% (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDED OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP No. 31659 P 10 3                              Page 6 of 12 Pages
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Johnson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,350,000  Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE     Shares

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           4,350,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            NONE      Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,350,000  Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 32.8% (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP No. 31659 P 10 3                              Page 7 of 12 Pages
--------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Robert D. D. Forbes
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,350,000  Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               NONE     Shares

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           4,350,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            NONE      Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,350,000  Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 32.8% (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D (the "Statement") filed with the Securities Exchange Commission on December 4, 1999, by Industrial-Works Holding Corp., a Delaware corporation ("IWH"), Glenmount International, L.P., a Delaware limited partnership and sole shareholder of IWH ("GILP"), Glenmount, LLC, a Delaware limited liability company and manager of GILP ("GLLC"), Glenmount Investment, LLC, a Delaware limited liability company and the general partner of GILP ("GILC"), and the managers of GLLC to report their interest in shares of a new class of Preferred Stock (the "Preferred Stock"), convertible into shares of Common Stock (the "Shares") of Fieldworks, Incorporated, a Minnesota corporation (the "Issuer"). The Amendment is filed by Industrial-Works Holding Co., LLC, a Delaware limited liability company and successor of IWH ("IWLLC"), GILP, the sole member of IWLLC, GLLC, GILC, and the managers of GLLC. Capitalized terms not otherwise defined shall have the same meanings as set forth in the Statement.


ITEM 2.  IDENTITY AND BACKGROUND.

          The response set forth in Item 2 of the Statement is hereby amended and restated as follows:

          Industrial-Works Holdings Co., LLC is a Delaware limited liability company formed on February 11, 2000, and is engaged in the business of acquiring, holding, and selling investment property, primarily in the form of securities. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

         Glenmount International, L.P. is a Delaware limited partnership organized on January 21, 1998, and is engaged in the business of acquiring, holding, and disposing of securities. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

         Glenmount, LLC is a Delaware limited liability company organized on January 21, 1998, and is engaged in the business of managing investments. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

          Glenmount Investment, LLC is a Delaware limited liability company organized on January 21, 1998, and is engaged in the business of acting as the general partner of Glenmount International, L.P. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

          Michael E. Johnson is a Managing Director of Glenmount International, L.P. He has been a director of Glenmount Investment, LLC, the general partner of Glenmount International, L.P., since February 1998. He was a founder of Glenmount International, L.P., and has been Managing Director of Glenmount, LLC, the manager of Glenmount International, L.P., since January 1998. Mr. Johnson's principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612. Mr. Johnson is a United States citizen.

          Robert D.D. Forbes is a Managing Director of Glenmount International, L.P. Mr. Forbes has been a director of Glenmount Investment, LLC, the general partner of Glenmount International, L.P., since February 1998. He was a founder of Glenmount International, L.P., and has been Managing Director of Glenmount, LLC, the manager of Glenmount International, L.P., since January 1998. Mr. Forbes' principal business address in the United States is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612. Mr. Forbes is a citizen of Canada.

          During the last five years, none of the persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4.  PURPOSE OF TRANSACTION.

          The response set forth in Item 4 of the Statement is hereby amended and restated as follows:

          The parties filing this Statement believe that holding an interest in the Shares is an attractive investment, and that such investment will enable the Issuer to enhance its performance and provide a return to its shareholders. IWH has acquired 4,250,000 shares of the Preferred Stock, convertible into an equal number of Shares, and a warrant to purchase 500,000 Shares (the "First Warrant") pursuant to the terms of a Securities Purchase Agreement, dated as of November 20, 1999, between the Issuer and IWH (the "Purchase Agreement"). The Securities Purchase Agreement, which is Exhibit 7.b to this Statement, contains customary covenants, conditions, representations and warranties and requires the approval of the Issuer's shareholders. In connection with its acquisition of an interest in the Issuer, IWH will be entitled to hold 3 of the 7 seats on the Issuer's Board of Directors (the "Issuer's Board"), will have the ability to control certain actions that may be taken by the Issuer, and may under some circumstances be entitled to expand the Issuer's Board to 9 and elect 5 members. The transactions in the Purchase Agreement were consummated on February 22, 2000.

          In addition to the Purchase Agreement, the Issuer has entered into a Management Services Agreement and a Voting Agreement in connection with IWH's investment, the terms of which benefit IWH. A Management Services Agreement, dated as of November 20, 1999, was entered into between the Issuer and GLLC, the manager of GILP (the "Management Agreement"). Under the terms of the Management Agreement, GLLC will provide active support to the management of the Issuer for a one year term with respect to corporate strategies and financial operations, among other matters. The Voting Agreement (delivered December 1, 1999), by and among the Issuer, certain shareholders of the Issuer, and IWH (the "Voting Agreement"), provides that all parties thereto will vote their shares in favor of the transactions contemplated by the Purchase Agreement, and IWH's nominees to the Issuer's Board.

          On February 18, 2000, IWLLC and the Issuer entered into a Commitment Letter (the "Commitment"), whereby (i) IWLLC acquired a warrant to purchase 100,000 Shares (the "Second Warrant"), and (ii) the Issuer obtained the right, but not the obligation, to require IWLLC to purchase 3,000,000 additional shares of Preferred Stock (the "Commitment Shares"), in increments of 1,000,000 shares.

          The reporting persons expect to influence the operations of the Issuer pursuant to the terms of the Purchase Agreement, Management Agreement, and Voting Agreement. Based upon the results of their ongoing review of the Issuer's operations and economic and other considerations, including the availability of, and alternative uses of, investment funds, the reporting persons may determine to acquire additional Shares, to sell Shares, or to seek changes in the Issuer. However, aside from acquiring seats on the Issuer's Board and providing management services to the Issuer as discussed above, at this time the persons filing this Statement do not have any plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Shares as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The response set forth in Item 5 of the Statement is hereby amended and restated as follows:

          Pursuant to the terms of the Purchase Agreement, and the transactions contemplated thereby, IWLLC has acquired 4,250,000 Shares (assuming conversion of the Preferred Stock), and has the right to acquire an additional 500,000 Shares upon exercise of the First Warrant (which is, until February 22, 2007, contingent upon the Issuer's share price reaching specified levels). Pursuant to the terms of the Commitment, IWLLC could potentially acquire an additional 3,100,000 Shares, 3,000,000 if the Issuer exercises the right to require the purchase of the Commitment Shares, and 100,000 Shares upon exercise of the Second Warrant (which is immediately exercisable).

          Based upon the number of Shares reported as outstanding on November 9, 1999, the acquisition of 4,350,000 Shares (4,250,000 on conversion of Preferred Stock, plus the immediate right to acquire an additional 100,000 Shares through exercise of the Second Warrant) represents approximately 32.8% of the outstanding stock of the Issuer. The First Warrant is not presently exercisable, and will be exercisable in the future only if certain conditions relating to the Issuer's share price, which conditions are outside the control of IWLLC, are satisfied. Therefore, the 500,000 Shares issuable upon exercise of the First Warrant presently are excluded from the total number of Shares owned by, and the calculation of the number of Shares beneficially owned by, the persons filing this Statement. Similarly, IWLLC will only acquire the Commitment Shares if the Issuer requests it, which is outside of the control of

IWLLC. Therefore, the Commitment Shares are also excluded from the total number of Shares owned by, and the calculation of the number of Shares beneficially owned by, the persons filing this Statement.

          As the sole member of IWLLC, GILP has indirect beneficial ownership of the Shares described in this Statement because it owns all of the interests in IWLLC and can influence voting, purchase or dispositions of the Shares by IWLLC. As the manager of GILP, GLLC may be deemed to have indirect beneficial ownership of the Shares described in this Statement because it can influence the decisions of GILP with respect to the voting, purchase or dispositions of the Shares by IWLLC. As the general partner of GILP, GILC may be deemed to have indirect beneficial ownership of the Shares described in this Statement because it can influence the decisions of GILP with respect to the voting, purchase or dispositions of the Shares by IWLLC. As Managing Directors of GLLC, and directors of GILC, each of Mr. Johnson and Mr. Forbes may be deemed to have indirect beneficial ownership of the Shares that will be directly held by IWLLC, and indirectly beneficially owned by each of GILP, GLLC, and GILC, because each of them can directly influence the decisions of GLLC and GILC, and therefore may control the voting and disposition of such Shares.

          In the past sixty days, 4,250,000 Shares of Preferred Stock and the First Warrant and Second Warrant have been acquired by the reporting persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response set forth in Item 6 of the Statement is amended and restated as follows:

          The persons filing this Statement disclaim the existence of a group and, except as noted, disclaim beneficial ownership of the Shares held by the other persons filing this Statement. Except for the Purchase Agreement, the Voting Agreement, the Management Agreement, the Commitment, and the agreement among the reporting persons to file a joint statement on Schedule 13-D, there are no controls, arrangements or understandings among the reporting persons and other parties with respect to securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The response set forth in Item 7 of the Statement is amended and restated as follows:

          7.a Agreement to File a Joint Statement on Schedule 13-D (to which IWH succeeded by merger).*

         7.b Securities Purchase Agreement, dated as of November 20, 1999, by and among Fieldworks, Incorporated, and Industrial-Works Holding Corp.*

         7.c Voting Agreement by and among Fieldworks, Incorporated, certain shareholders of Fieldworks, Incorporated, and Industrial-Works Holding Corp. (Exhibit D to Securities Purchase Agreement)*

         7.d Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated February 18, 2000.


         NOTE: Items marked with a "*" have previously been filed with the Securities Exchange Commission, and are hereby incorporated by reference.

                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Mar 2, 2000


                              INDUSTRIAL-WORKS HOLDING CO., LLC


                              By:     /s/ RD.D. Forbes
                                      -------------------------------------
                                      GLENMOUNT INTERNATIONAL, L.P., Member

                                 By:  GLENMOUNT INVESTMENT, LLC, General Partner


                                        By: /s/ M E. Johnson
                                           ------------------------------
                                            Michael E. Johnson
                                            Managing Director

                                        By: /s/ RD.D. Forbes
                                            ----------------------------
                                                Robert D.D. Forbes
                                                Managing Director


                              GLENMOUNT INTERNATIONAL, L.P.

                                By: GLENMOUNT INVESTMENT, LLC, General Partner


                                    By: /s/ M E. Johnson
                                        ----------------------------------
                                        Michael E. Johnson
                                        Managing Director


                                    By: /s/ RD.D. Forbes
                                        ----------------------------------
                                        Robert D.D. Forbes
                                        Managing Director


                              GLENMOUNT INVESTMENT, LLC


                                   By: /s/ M E. Johnson
                                       ----------------------------------
                                       Michael E. Johnson
                                       Managing Director


                                   By: /s/ RD. D. Forbes
                                       ----------------------------------
                                       Robert D. D. Forbes
                                       Managing Director

                              GLENMOUNT, LLC


                                   By: /s/ M E. Johnson
                                      -------------------------------------
                                      Michael E. Johnson
                                      Managing Director


                                   By: /s/ RD.D. Forbes
                                      _____________________________________
                                      Robert D. D. Forbes
                                      Managing Director

                              /s/ MICHAEL E. JOHNSON
                              _____________________________________________
                              MICHAEL E. JOHNSON, an individual

                              /s/ RD.D. FORBES
                              _____________________________________________
                              ROBERT D.D. FORBES, an individual